Exhibit 99.1

James Hardie Industries SE
Europa House 2nd Floor, Harcourt Centre
Harcourt Street, Dublin 2, Ireland

T: +353 (0) 1 411 6924
F: +353 (0) 1 497 1128

19 December 2011

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir

Australian Dividend Amount

The Company’s dividend of 4 US cents per CUFS announced on 17 November 2011 converts to 4.0132 Australian cents.

The dividend is payable in Australian currency on 23 January 2012 to securityholders registered at the 16 December 2011 record date.

American Depositary Receipt holders will receive payment in US currency.

Yours faithfully

Marcin Firek

Company Secretary

James Hardie Industries SE is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman), Brian Anderson (USA), David Dilger, David Harrison (USA), James Osborne, Donald McGauchie (Australia), Rudy van der Meer (Netherlands).

Chief Executive Officer: Louis Gries

Company number: 485719